Exhibit 99.1

NOVA MINERALS

Interim Report
2026

www.novaminerals.com.au

Corporate Directory

Directors

Richard Beazley	Independent Chairman
Christopher Gerteisen	CEO & Executive Director
Craig Bentley	Director of Finance & Compliance
Avi Geller	Non-Executive Director
Dovi Berger	Non-Executive Director

Company Secretary

Ian Pamensky

Chief Financial Officer

Michael Melamed

Registered Office and Domicile

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238
Internet: http://www.novaminerals.com.au

Share Registry

Automic Group
Level 5
126 Phillip Street
Sydney NSW 2000
Australia

Auditors

RSM Australia Partners
Level 27, 120 Collins Street
Melbourne VIC 3000
Australia

Lawyers

QR Lawyers
Level 6, 400 Collins Street
Melbourne VIC 3000
Australia

Bankers

Westpac
ANZ Bank
Northrim Bank (Alaska)

Advancing one of the world's largest undeveloped gold deposits into production and securing the United States' domestic supply of antimony

ASX: NVA | NASDAQ: NVA | FRA: QM3

About Nova Minerals

Nova Minerals Limited is advancing one of the world's largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world's largest gold mines and discoveries including, Kinross Gold Corporation's Fort Knox Gold Mine.

In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

YUKUSKOKON
LSC
IR Ingersoll Rand

Contents

Highlights	4
Review of Operations	5
Directors' Report	13
Auditors Independence Declaration	15
Financial Statements	16
Notes to the Financial Statements	24
Director's Declaration	36
Independent Auditor's Report	37

Highlights – Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply

- US$43.4 million Department of War funding awarded to advance Stage 1 of antimony production and secure U.S. domestic supply of antimony

- 2025 RPM North and RPM Valley drilling program completed, testing extensions and resource expansion, confirming continuity and near-surface gold mineralisation

- Comprehensive regional surface exploration program executed, expanding coverage of Korbel and targeting high-priority zones

- Port MacKenzie refinery land permits secured, establishing the site for Stage 1 antimony processing and refining operations

- Procurement of key mining and processing equipment commenced for Stage 1 antimony operations

- Pre-Feasibility Study (PFS) activities advanced, with ongoing metallurgical, mining, and optimisation studies to support updated Mineral Resource Estimates and project development planning

Review of Operations

Overview

The half year to 31 December 2025 was a period of significant progress for Nova Minerals Limited (‘Nova’ or the ‘Company’), marked by the award of US$43.4 million of non-dilutive U.S. government funding and continued advancement of its flagship Estelle Gold and Critical Minerals Project (‘Estelle’ or the ‘Project’) in Alaska.

During the period, the Company executed its 2025 drilling and surface exploration programs, progressed Pre-Feasibility Study (PFS)-level technical workstreams, strengthened government and stakeholder engagement, and initiated the development of a fully integrated U.S. antimony supply chain.

Dual Commodity Strategy

Following validation from the United States (U.S.) Department of War (DoW), Nova continues to advance its dual-commodity strategy:

1.	Progressing Estelle, one of the world’s largest undeveloped gold assets, toward development as a potential Tier 1 gold operation; and

2.	Fast-tracking Estelle’s antimony assets to establish the first fully integrated U.S. domestic antimony supply chain.

Exploration and Resource Growth

RPM

The 2025 drill program focused on the RPM North and RPM Valley deposits, with objectives to:

●	Test eastern and western extensions at RPM North
●	Progress resource expansion and definition drilling at RPM Valley
●	Assess potential linkage between RPM North and RPM Valley.

Shallow Reverse-Circulation (RC) test drilling was also completed on the RPM glacial debris lobe, where Nova had previously reported highly mineralized valley-fill material, believed to derive from erosion of the high-grade RPM North deposit, with till samples averaging 1.1 g/t Au across a 1.7 km long area, and an estimated mineralised thickness of nearly 40 meters.

Hydrology wells were also installed to better understand surface and groundwater systems in the RPM region. This work will contribute to an expanded environmental baseline and support future permitting efforts.

Assay results from the 2025 drilling campaign were announced post-period.

Nova Minerals Ltd | Interim Report 2026	5

Figure 1: 2025 RPM drilling. Left: Diamond rig at RPM North. Right: Diamond rig at RPM Valley.

Korbel

Shallow RC drilling was completed at Korbel Main targeting a potential higher-grade starter pit area. Results are expected to support ongoing mine planning and optimization work as part of the PFS.

Figure 2: RC rig on site at Korbel.

Stibium

Drilling at Stibium briefly resumed in October 2025 and was then suspended due to winter conditions. The rig was winterized, with drilling to recommence in spring 2026.

Surface Exploration

A comprehensive regional surface exploration program was completed across the broader Estelle Project area, aimed at identifying and advancing new high-priority prospects to drive future resource growth.

Nova Minerals Ltd | Interim Report 2026	6

Activities included expanded coverage adjacent to RPM and along the ridgeline, denser sampling between Portage Pass and Tomahawk, and follow-up work at West Wing.

These areas, particularly the intrusive/hornfels contact zones, demonstrate strong potential for additional mineralization.

Initial results from the 2025 soil and rock chip sampling program were reported post-period with further results to be reported once received and processed.

Pre-Feasibility Study (PFS) Activities

PFS-level technical studies continued during the half year, including:

●	Metallurgical test work by METS Engineering, building on previously reported high gold recoveries at RPM

●	Mining studies by Rough Stock Mining

●	Optimisation studies by Whittle Consulting

This work is expected to culminate in an updated Mineral Resource Estimate (MRE) incorporating drilling results from 2023–2025 and further advancement of development scenarios.

Infrastructure

West Susitna Access Road

In July 2025, the Alaska Industrial Development and Export Authority (AIDEA) applied to the U.S. Army Corps of Engineers for permitting of the 78.5-mile West Susitna Access Road, a critical enabling infrastructure project for both Estelle and regional development.

The road will connect to a 22-mile segment and a major Susitna River bridge led by the Alaska Department of Transportation. Construction will commence in 2026 with completion targeted for 2027/2028.

The project has been highlighted by the Governor of Alaska for expedited federal approval, given its importance to state development, national energy security and critical mineral supply chains.

Antimony – U.S. Domestic Supply Chain Development

U.S. Department of War Grant

During the half year, Nova’s 100% owned U.S. subsidiary, Alaska Range Resources, LLC (ARR), was awarded US$43.4 million (A$65.5 million) in Defense Production Act Title III funding by the U.S. DoW to produce antimony trisulfide at the Estelle Project in Alaska.

This award will enable Nova, through ARR, to accelerate the development of a fully integrated U.S. antimony supply chain to extract, concentrate, and refine stibnite to produce military-grade antimony trisulfide to assist in meeting the U.S. defense industrial base demands.

Nova is now fully funded to establish Stage 1 domestic antimony production targeted for late 2026 to early 2027.

Phase 2 discussions are ongoing with U.S. government agencies regarding expanded downstream production, including trisulfide, oxide and antimony metal products.

Nova Minerals Ltd | Interim Report 2026	7

Refinery & Equipment Procurement

In October 2025, Nova secured a land use permit covering 42.81 acres of industrial-zoned land at Port MacKenzie for a proposed antimony refinery. The site is strategically located near deepwater port infrastructure and the West Susitna Access Road.

During the period, Nova commenced procurement of key mining and processing equipment, including a mining fleet, crusher and screening plant, ore sorters for both Whiskey Bravo camp and Port MacKenzie, and mill, flotation and gravity circuits.

Equipment delivery began in early 2026, with shipments to the Estelle site commenced via the winter snow road.

Figure 3: Equipment purchased as part of the mining fleet for onsite operations. Top left: CAT front-end loader. Top right: CAT excavator. Bottom left: CAT D8 dozer. Bottom right: Eagle screen plant

Corporate

In October 2025, Nova completed a 5-for-1 forward split of its Nasdaq-listed American Depository Shares (ADS), aimed at enhancing trading liquidity and alignment with peer trading prices in the U.S. market.

In December 2025, the Company also completed an underwritten NASDAQ capital raise, pricing ~2.93 million ADSs at ~US$6.83 per ADS, raising approximate gross proceeds of US$20 million (before expenses) to support exploration, feasibility work, permitting and working capital requirements.

As at 31 December 2025, the Company has access to over A$106 million in funding comprising of, A$59.2 million in cash, US$30.4 million (A$45.3 million) remainder of the 24 month award from the U.S. Department of War to support antimony production in Alaska, and approximately A$1.5 million in liquid investments and in the money warrants, with no debt.

Nova Minerals Ltd | Interim Report 2026	8

Government & Stakeholder Support

During the period, Nova continued its engagement with key stakeholders, reinforcing Estelle’s strategic importance to U.S. critical mineral independence. This included meetings with Alaska Governor Mike Dunleavy and members of the Congressional Delegation, an on-site visit by U.S. Senator Lisa Murkowski, and support from local stakeholders.

The Company also hosted Australian Consul General Tanya Bennett and received an invitation from Kevin Rudd, Australia’s former Ambassador to the U.S., to participate in discussions in Washington D.C., further highlighting Estelle’s relevance to the Australia–U.S. critical minerals partnership and allied supply chains.

Figure 4: Left: Alaska Governor Mike Dunleavy with Nova’s CEO Christopher Gerteisen. Top right: Port MacKenzie Loading Dock – Port Director Dave Griffin, Mayor Edna DeVries, Alaska Rep. Kevin McCabe, and others. Bottom Right: U.S. Senator Lisa Murkowski and Nova Minerals CEO Christopher Gerteisen at the Estelle Project.

Significant Subsequent Events

Since the end of the half-year reporting period, Nova continued to deliver material operational and corporate progress:

Korbel Drilling Results

In January 2026, Nova announced the results of its 2025 RC drilling program at the Korbel Gold Deposit, part of the broader Estelle Project. The drilling defined a higher-grade near-surface core within the bulk-tonnage Korbel Main resource, with gold grades up to 1.2 g/t Au and significant intercepts that support the potential development of a pilot starter pit. Korbel’s combined JORC resource, encompassing Cathedral and Korbel Main, totals 8.65 Moz Au, and these results are expected to materially contribute to the Project’s economics and ongoing Pre-Feasibility Study (PFS) evaluation.

Nova Minerals Ltd | Interim Report 2026	9

RPM Drilling Results

Also post-period, the Company released results from its 2025 drilling campaign at the RPM North and RPM Valley deposits. At RPM North, drilling extended the halo around the high-grade core zone and identified new eastern mineralization, reinforcing continuity of broad near-surface gold mineralization. At RPM Valley, infill drilling returned multiple broad intercepts exceeding 1 g/t Au, including a project record visible gold intercept of 0.5 m @ 364 g/t Au, confirming continuity below existing pit shells. These results will be incorporated into an updated Mineral Resource Estimate following Nova’s QA/QC review, strengthening the dataset supporting the PFS.

Surface Sampling Results

In March 2026 Nova announced the initial results from its 2025 surface sampling program. Assays from recent rock and soil sampling at the West Wing prospect outlined a newly developing large-scale gold-copper system.

Surface results from the RPM regional and ridgeline areas, including high-grade RPM-style gold assays of up to 24.6 g/t Au, have identified new drill targets at RPM.

Further assays from the 2025 program are still outstanding and will be reported as they are received back from laboratory.

Corporate Re-Organization and Redomiciliation Plan

In February 2026, Nova announced its intention to redomicile to the U.S. following the loss of its foreign private issuer (FPI) status effective 1 July 2026 due to the majority of its share register being held by U.S. investors.

The proposed redomiciliation is intended to support compliance with U.S. domestic issuer reporting obligations and minimize potential conflicts between ASX listing requirements and U.S. securities regulations. The Company also expects the structure to improve access to U.S. capital markets, broaden its appeal to U.S. institutional investors, and enhance eligibility for future U.S. government grants, funding programs and strategic investment initiatives.

Nova intends to retain its dual listings on ASX and NYSE. ASX shareholders are expected to receive CHESS Depositary Interests (CDIs) on the ASX, and Nasdaq ADS holders are expected to receive shares of common stock on the NYSE in a new U.S.-incorporated parent entity, expected to be named Nova Minerals Corp, preserving their proportionate ownership interests.

Completion of the redomiciliation is targeted by the end of June 2026 and remains subject to shareholder and court approvals, as well as other customary conditions.

In connection with the reorganization, Nova is also progressing the search for a U.S.-based Chief Financial Officer with U.S. GAAP and mining sector experience, and confirmed that the current CFO, Michael Melamed, has provided three months’ notice of his resignation.

Next Steps and Outlook

Key upcoming milestones include:

●	Further results and potential discoveries from the 2025 surface exploration mapping and sampling program

●	Material PFS test-work results as they become available

Nova Minerals Ltd | Interim Report 2026	10

●	Updated MRE

●	Winter trail mobilization of heavy equipment

●	Airborne geophysical surveys to commence in the spring of 2026

●	Antimony phase 1 project updates

●	Metallurgical test work ongoing

●	Environmental test work ongoing

●	West Susitna access road updates

●	Further information on the redomiciliation and notice of meeting

With secured non-dilutive U.S. government funding, strong government support, advancing infrastructure, and significant gold and antimony resources within a Tier 1 jurisdiction, Nova is positioned to progress toward first antimony production in 2026/27 while advancing Estelle’s gold assets toward development.

Nova Minerals Ltd | Interim Report 2026	11

N297SH

Financial Report

Directors' Report 13

Auditors Independence Declaration 15

Consolidated Statement of Comprehensive Income 18

Consolidated Statement of Financial Position 19

Consolidated Statement of Changes in Equity 20

Consolidated Statement of Cash Flows 22

Notes to the Financial Statements 24

Director's Declaration 36

Independent Auditor's Report 37

Nova Minerals Ltd | Interim Report 2026	12

Directors’ Report

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Nova Minerals Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2025.

Directors

The following persons were directors of Nova Minerals Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Richard Beazley

Christopher Gerteisen

Louie Simens (Resigned 27 January 2026)

Craig Bentley Avi Geller

Principal Activities

During the financial half-year the principal continuing activities of the consolidated entity consisted of exploration for and evaluation of mineral deposits.

Dividends

There were no dividends paid, recommended, or declared during the current or previous financial half-year.

Significant Changes in the State of Affairs

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters Subsequent to the End of the Financial Half-Year

The following events have occurred subsequent to the period end:

●	As included in the review of operations section of this report above, the Company’s 2025 drilling program confirmed strong results across the Korbel and RPM deposits at the Estelle Project, defining a higher-grade near-surface core at Korbel (up to 1.2 g/t Au) that supports a potential starter pit within the 8.65 Moz Au JORC resource, while RPM North extended mineralization around its high-grade core and RPM Valley delivered broad intercepts above 1 g/t Au, including a visible gold hit of 0.5 m @ 364 g/t Au; together, the results are expected to enhance the upcoming Mineral Resource Estimate and ongoing Pre-Feasibility Study.

●	In February 2026, Nova announced plans to redomicile to the U.S. after losing its foreign private issuer status, aiming to streamline compliance with U.S. reporting requirements, reduce regulatory conflicts, and enhance access to U.S. capital markets, government funding, and institutional investors, while maintaining dual listings on the ASX and NYSE under a new U.S. parent entity, expected to be named Nova Minerals Corp.

Nova Minerals Ltd | Interim Report 2026	13

Nova expects to complete its redomiciliation by the end of June 2026, subject to shareholder and court approvals and other conditions, while also searching for a U.S.-based CFO with relevant experience.

●	In March 2026, Nova reported initial results from its 2025 surface sampling program, which identified a newly emerging large-scale gold–copper system at the West Wing prospect through rock and soil assays. Surface sampling at the RPM regional and ridgeline areas also returned high-grade RPM-style gold results of up to 24.6 g/t Au, leading to the identification of new drill targets at RPM. Additional assay results from the 2025 program are still pending and will be released once received from the laboratory.

No other matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

Richard Beazley
Chairman

12 March 2026

Nova Minerals Ltd | Interim Report 2026	14

Auditor’s Independence Declaration

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of the financial report of Nova Minerals Limited and its controlled entities for the half year ended 31 December 2025, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)	any applicable code of professional conduct in relation to the review.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM

Partner

Date: 12 March 2026

Melbourne, Victoria

Nova Minerals Ltd | Interim Report 2026	15

Financial Statements

Consolidated Statement of Financial Position 19

Consolidated Statement of Changes in Equity 20

Consolidated Statement of Cash Flows 22

Notes to the Financial Statements 24

Director’s Declaration 36

Independent Auditor’s Report 37

can-am

Nova Minerals Ltd | Interim Report 2026	16

General information

The financial statements cover Nova Minerals Limited as a consolidated entity consisting of Nova Minerals Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

Nova Minerals Limited is a listed public company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business is:

Suite 5

242 Hawthorn Road

Caulfield Victoria 3161

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors.

Nova Minerals Ltd | Interim Report 2026	17

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Half-Year Ended 31 December 2025

		Consolidated
	Note	31 Dec 2025	31 Dec 2024
		$	$
Revenue
Other income
Foreign exchange movement on financial liability		-	(373,786)
Interest income		318,179	22,404
Fair value gain (loss) on investments		1,765,404	(127,768)
Gain from sale of investments		229,885	6,934,776
(Loss) Gain on derivative liabilities		-	(4,904,252)
Foreign exchange (loss) gain		(1,946,199)	3,433,371
Impairment of Snow Lake Resources		-	(3,211,587)
Dept of War award grant	3	2,398,735	-
Other Income		323
Total revenue		2,766,327	1,773,158

Expenses
Administration expenses		(3,139,946)	(2,877,538)
Contractors & consultants		(2,123,070)	(1,144,221)
Share based payments	19, 9	(8,682,169)	1,261,489
Sale of investment costs		-	(325,339)
Amortisation of financial liability	4	-	(324,962)
Finance costs	4	(84,985)	(327,324)
Total expenses		(14,030,170)	(3,737,895)

Loss before income tax expense		(11,263,843)	(1,964,737)

Income tax expense		-	-

Loss after income tax expense for the half-year		(11,263,843)	(1,964,737)

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(1,221,656)	3,245,220

Other comprehensive income (loss) for the half-year, net of tax		(1,221,656)	3,245,220

Total comprehensive income (loss) for the half-year		(12,485,499)	1,280,483

Loss for the half-year is attributable to:
Non-controlling interest		(52,353)	(41,972)
Owners of Nova Minerals Limited		(11,211,490)	(1,922,765)

		(11,263,843)	(1,964,737)

Total comprehensive income (loss) for the half-year is attributable to:
Non-controlling interest		(215,032)	456,780
Owners of Nova Minerals Limited		(12,270,467)	823,703

		(12,485,499)	1,280,483

	Notes	Cents	Cents

Basic Loss per share	18	(2.79)	(0.75)
Diluted Loss per share	18	(2.79)	(0.75)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2026	18

Consolidated Statement of Financial Position

For the Half-Year Ended 31 December 2025

		Consolidated
	Note	31 Dec 2025	31 Jun 2025
		$	$
Assets

Current assets
Cash and cash equivalents		59,176,087	9,083,315
Trade and other receivables	5	6,191,121	291,502
Total current assets		65,367,208	9,374,817

Non-current assets
Other financial assets at fair value through profit or loss	6	3,511,281	786,890
Property, plant and equipment	7	4,711,445	2,244,700
Exploration and evaluation	8	112,105,875	100,135,725
Total non-current assets		120,328,601	103,167,315

Total assets		185,695,809	112,542,132

Liabilities

Current liabilities
Trade and other payables	9	7,232,704	2,686,276
Borrowings	10	1,167,795	-
Deferred capital grants	11	9,618,113	-
Total current liabilities		18,018,612	2,686,276

Non-current liabilities
Borrowings	10	4,924,351	-
Deferred capital grants	11	7,604,396	-
Total non-current liabilities		12,528,747	-

Total liabilities		30,547,359	2,686,276

Net assets		155,148,450	109,855,856

Equity
Issued capital	12	215,788,442	167,036,279
Foreign currency reserves		3,370,122	4,429,103
Share based-payment reserves	13	17,007,228	7,981,298
Accumulated losses		(88,495,259)	(77,283,769)
Equity attributable to the owners of Nova Minerals Limited		147,670,533	102,162,911
Non-controlling interest	14	7,477,917	7,692,945
Total equity		155,148,450	109,855,856

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2026	19

Consolidated Statement of Changes in Equity

For the Half-Year Ended 31 December 2025

	Issued	Share based payments	Foreign currency	Accumulated	Non-controlling	Total
	capital	reserves	reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732
Loss after income tax expense for the half-year	-	-	-	(1,922,765)	(41,972)	(1,964,737)
Other comprehensive income/(loss) for the half-year, net of tax	-	-	2,746,568	-	498,652	3,245,220

Total comprehensive income/(loss) for the half-year	-	-	2,746,568	(1,922,765)	456,680	1,280,483

Transactions with owners in their capacity as owners:
Issue of shares for cash (note 12)	8,472,091	-	-	-	-	8,472,091
Exercise of options (note 12)	1,250,083	-	-	-	-	1,250,083
Shares issued for services	323,395	-	-	-	-	323,395
Share issue costs (note 12)	(1,404,784)	-	-	-	-	(1,404,784)
Broker options (note 13,19)	(180,890)	180,890	-	-	-	-
Options expense (note 19)	-	(1,261,489)	-	-	-	(1,261,489)

Balance at 31 December 2024	152,432,465	7,981,298	6,675,482	(68,190,899)	8,145,165	107,043,511

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2026	20

Consolidated Statement of Changes in Equity

For the Half-Year Ended 31 December 2025

	Issued	Share based payments	Foreign currency	Accumulated	Non-controlling	Total
	capital	reserves	reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2025	167,036,279	7,981,298	4,429,103	(77,283,769)	7,692,945	109,855,856
Loss after income tax expense for the half-year	-	-	-	(11,211,490)	(52,353)	(11,263,843)
Other comprehensive income/(loss) for the half-year, net of tax	-	-	(1,058,981)	-	(162,675)	(1,221,656)

Total comprehensive income/(loss) for the half-year	-	-	(1,058,981)	(11,211,490)	(215,028)	(12,485,499)

Transactions with owners in their capacity as owners:
Issue of shares for cash (note 12)	52,164,005	-	-	-	-	52,164,005
Exercise of options (note 13,19)	3,620,920	(180,890)	-	-	-	3,440,030
Shares options expense for the period (note 19)	-	5,998,133	-	-	-	5,998,133
Share options exercised for the period (note 12,19)	(3,208,687)	3,208,687	-	-	-	-
Share issue costs (note 12)	(3,824,075)	-	-	-	-	(3,824,075)

Balance at 31 December 2025	215,788,442	17,007,228	3,370,122	(88,495,259)	7,477,917	155,148,450

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2026	21

Consolidated Statement of Cash Flows

For the Half-Year Ended 31 December 2025

		Consolidated
	Note	31 Dec 2025	31 Dec 2024
		$	$

Cash flows from operating activities
Payments to suppliers and employees (inclusive of GST)		(4,590,303)	(4,022,008)
Interest received		316,194	22,404
Finance charges		(9,773)	(326,930)

Net cash used in operating activities		(4,283,882)	(4,326,534)

Cash flows from investing activities
Payments for property, plant and equipment		(2,225,317)	(51,223)
Payments for exploration and evaluation		(13,254,131)	(3,424,302)
Payments to acquire investments		(1,000,000)	-
Dept of War award grant proceeds		19,575,625	-
Finance Lease payments		(42,158)	-
Proceeds from disposal of Investments		229,885	-

Net cash from (used) in investing activities		3,283,904	(3,475,525)

Cash flows from financing activities
Proceeds from issue of shares		52,164,005	8,472,963
Capital raising costs		(3,715,797)	(1,337,535)
Proceeds from exercise of options and warrants		3,620,920	1,214,464
Proceeds from borrowings		-	100,000

Net cash from financing activities		52,069,128	8,449,892

Net increase in cash and cash equivalents		51,069,150	647,833
Cash and cash equivalents at the beginning of the financial half-year		9,083,315	3,149,909
Effects of exchange rate changes on cash and cash equivalents		(976,378)	287,864

Cash and cash equivalents at the end of the financial half-year		59,176,087	4,085,606

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2026	22

Notes to the Financial Statements

Note 1:	Material Accounting Policies	24
Note 2:	Operating Segments	24
Note 3:	Dept of War Award Grant	25
Note 4:	Expenses	25
Note 5:	Trade and Other Receivables	26
Note 6:	Other Financial Assets	26
Note 7:	Property, Plant and Equipment	27
Note 8:	Exploration and Evaluation	27
Note 9:	Trade and Other Payables	28
Note 10:	Borrowings	28
Note 11:	Deferred Capital Grant	28
Note 12:	Issued Capital	29
Note 13:	Share Based-Payment Reserves	30
Note 14:	Non-Controlling Interest	30
Note 15:	Fair Value Measurements	30
Note 16:	Contingent Liabilities	31
Note 17:	Events After the Reporting Period	31
Note 18:	Earnings/(Loss) Per Share	32
Note 19:	Share-Based Payments	32

Nova Minerals Ltd | Interim Report 2026	23

Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2025

Note 1. Material Accounting Policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2025 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Hire purchase and asset finance arrangements entered into for the acquisition of plant and equipment are accounted for as financial liabilities under AASB 9. At the commencement of the arrangement, a liability is recognised at the present value of future contractual payments, and the associated asset is recognised within property, plant and equipment.

The liability is subsequently measured at amortised cost using the effective interest method, with repayments allocated between interest expense and reduction of the principal balance. Assets subject to hire purchase or asset finance arrangements are pledged as security for the related borrowings.

Government grants

Government grants received in respect of property, plant and equipment (PPE) are initially recognised as deferred capital grants within the statement of financial position. These grants are subsequently released to the profit or loss on a systematic basis over the useful life of the related assets, in line with the depreciation of the underlying PPE.

Government grants received to support revenue-based expenditure are recognised in profit or loss within other income in the period in which the related costs are incurred.

Government grants received in relation to exploration expenditure are recognised as deferred capital grants and are released to exploration expenditure when the related costs are incurred.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Operating Segments

Operating segment information is disclosed on the same basis as information used for internal reporting purposes by the Board of Directors.

Nova Minerals Ltd | Interim Report 2026	24

At regular intervals, the board is provided management information for the Company’s cash position, the carrying values of exploration permits and Company cash forecast for the next twelve months of operation. On this basis, the board considers the consolidated entity operates in one segment being exploration of minerals and two geographical areas, being Australia and United States.

Geographical information

	Interest income		Geographical non-current assets
	31 Dec 2025	31 Dec 2024	31 Dec 2025	30 Jun 2025
	$	$	$	$
Australia	416	22,404	3,020,941	255,537
United States	317,763	-	117,307,660	102,911,778

	318,179	22,404	120,328,601	103,167,315

Note 3. Dept of War Award Grant

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Dept of War Award Grant	2,398,735	-

Please refer to note 11 for additional details.

Note 4. Expenses

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Loss before income tax includes the following specific expenses:

Depreciation	275,176	263,003
Superannuation	583	459

	275,759	263,462

Corporate and consultants	2,123,070	1,144,221

Finance costs
Finance charges	84,985	327,324
Amortisation of financial liability	-	324,962

Finance costs expensed	84,985	652,286

Nova Minerals Ltd | Interim Report 2026	25

Note 5. Trade and Other Receivables

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Current assets
Other receivable	6,477	-
Prepayments (1)	6,142,778	247,846
GST receivable	41,866	43,656

	6,191,121	291,502

(1)	Prepayments increased due to advanced payments for plant and equipment that had not yet been received as at 31 December 2025.

Note 6. Other Financial Assets

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Non-current assets
Investments in listed shares at fair value	3,020,940	255,537

Investment in Alaska Asia Clean Energy Corp at fair value	205,887	205,887
Less: Provision for impairment (1)	(154,416)	(154,416)
	51,471	51,471

Loan to Alaska Asia Clean Energy Corp	1,878,514	1,919,526
Less: Provision for impairment (1)	(1,439,644)	(1,439,644)

	3,511,281	786,890

1) A provision has been recognised in relation to a receivable held at fair value in accordance with AASB 9/ IFRS 9. However, management has assessed that the consolidated entity retains legally enforceable rights to the outstanding amount and considers the amount to be recoverable

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$
Reconciliation Investments at fair value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	307,008	716,960
Addition
Adelong Gold Limited	1,000,000	-

Movement in fair value	-	-
Goldarc Resources Shares	549,404	(255,536)
Adelong Gold Limited Shares	600,000	-
Adelong Gold Limited Options	616,000	-
Alaska Asia Clean Energy Corp	-	(154,416)

Closing fair value	3,072,412	307,008

The Investment in Goldarc Resources Limited and Adelong Gold Limited comprises shares and options held by the group measured at fair value. The group shareholding in Goldarc Resources comprises 2.2% ownership. The group shareholding in Adelong Gold comprises 7.8% ownership.

Nova Minerals Ltd | Interim Report 2026	26

Note 7. Property, Plant and Equipment

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$
Non-current assets
Plant and equipment - at cost	7,236,893	4,539,525
Less: Accumulated depreciation	(2,525,448)	(2,294,825)

	4,711,445	2,244,700

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Opening balance	2,244,700	2,616,080
Additions	2,780,920	111,563
Foreign exchange movement	(38,998)	36,688
Depreciation expense	(275,176)	(519,631)

Closing balance	4,711,446	2,244,700

All property plant and equipment stated under the historical cost convention

Note 8. Exploration and Evaluation

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$
Non-current assets
Exploration and evaluation expenditure	112,105,875	100,135,725

Nova Minerals Ltd | Interim Report 2026	27

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Opening balance	100,135,725	92,117,750
Additions	14,106,768	6,978,760
Revaluation due to foreign exchange	(2,136,618)	1,039,215

Closing balance	112,105,875	100,135,725

Note 9. Trade and Other Payables

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$
Current liabilities
Trade payables	4,548,667	2,686,276
Accrual (1)	2,684,037	-

	7,232,704	2,686,276

1) The accrual relates to warrants issued in connection with the Department of War grant for the facilitation of the grant agreement.

Note 10. Borrowings

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Current liabilities
Hire purchase	1,167,795	-

Non-current liabilities
Hire purchase	4,924,351	-
	6,092,146	-

During the period, the company entered into a finance lease agreement for the acquisition of mining equipment.

Note 11. Deferred Capital Grant

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Current liabilities
Deferred capital grant	9,618,113	-

Non-current liabilities
Deferred capital grant	7,604,396	-
	17,222,509	-

Government grants are accounted for in accordance with AASB 120 Accounting for Government Grants and Disclosure of Government Assistance.

Nova Minerals Ltd | Interim Report 2026	28

Government grants received in respect of property, plant and equipment (PPE) are initially recognised as deferred capital grants within the statement of financial position. These grants are subsequently released to the profit or loss on a systematic basis over the useful life of the related assets, in line with the depreciation of the underlying PPE.

Grants relating to revenue expenditure are recognised in profit or loss within other income on a systematic basis in the periods in which the related costs are incurred.

Government grants received in relation to exploration expenditure are recognised as deferred capital grants and are released to exploration expenditure when the related costs are incurred.

On 1 October 2025, Nova’s wholly owned U.S. subsidiary, Alaska Range Resources LLC (ARR), was awarded US$43.4 million (A$65.5 million) in Defense Production Act Title III funding by the U.S. Department of War (DoW) to produce antimony trisulfide at its Estelle Gold and Critical Minerals Project in Alaska. The 24-month firm-fixed price project sub-agreement will enable ARR to accelerate development of a fully integrated U.S. antimony supply chain to extract, concentrate, and refine stibnite to produce military grade antimony trisulfide to assist in meeting the U.S. defense industrial base demands. The project is funded through the U.S. Department of War Manufacturing Capability Expansion & Investment Prioritization (MCEIP) directorate’s Defense Production Act Purchases office and awarded through the Defense Industrial Base Consortium (DIBC) Other Transaction Agreement (OTA). The U.S. Government may modify or terminate the award, in part or whole, and adjust as needed.

Note 12. Issued Capital

	Consolidated
	31 Dec 2025	31 Dec 2025	30 Jun 2025	30 Jun 2025
	Shares	$	Shares	$

Issued capital	455,131,303	230,790,579	322,997,417	175,005,653
Share issue costs	-	(15,002,137)	-	(7,969,374)

	455,131,303	215,788,442	322,997,417	167,036,279

	Dec 2025	Dec 2025	June 2025	June 2025
Ordinary share - issued and fully paid	No	$	No	$

At the beginning of the period	322,997,417	167,036,279	215,056,881	143,972,570
- Contributions of equity	117,746,700	52,164,005	56,880,000	8,472,092
- Shares issued on conversion of options	14,387,186	3,620,920	14,460,420	2,787,281
- Shares issued for services rendered	-	-	1,592,472	323,395
- Shares issued for conversion of Nebari convertible debt	-	-	35,007,644	13,076,290
- Share issue costs - share based payments note 19	-	(3,208,687)	-	(180,890)
- Share issue costs - cash payments	-	(3,824,075)	-	(1,414,459)

Closing balance	455,131,303	215,788,442	322,997,417	167,036,279

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital Risk Management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Nova Minerals Ltd | Interim Report 2026	29

Note 13. Share-Based Payment Reserves

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Share based payment reserve	17,007,228	7,981,298

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

Consolidated	31 Dec 2025 $	30 Jun 2025 $

Opening balance	7,981,298	9,061,897
Options expense in period (note 19)	5,998,133	(1,261,489)
Broker Options (note 19)	(180,890)	180,890
Broker Options (note 19)	3,208,687	-

Balance at 31 December 2025	17,007,228	7,981,298

Note 14. Non-Controlling Interest

	Consolidated
	31 Dec 2025	30 Jun 2025
	$	$

Issued capital	7,357,911	7,357,911
Reserves	618,344	781,019
Accumulated losses	(498,338)	(445,985)

	7,477,917	7,692,945

As of the 31 December 2025 the non-controlling interest is 15% (June 2025: 15%) equity holding in AKCM Pty Ltd.

Note 15. Fair Value Measurements

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Nova Minerals Ltd | Interim Report 2026	30

	Level 1	Level 2	Level 3	Total
Consolidated - 31 December 2025	$	$	$	$

Assets
Investments at fair value	3,020,940	51,471	-	3,072,411
Total assets	3,020,940	51,471	-	3,072,411

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2025	$	$	$	$

Assets
Investments at fair value	255,537	51,471	-	307,008
Total assets	255,537	51,471	-	307,008

Valuation Techniques

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Derivative financial instruments have been valued using quoted market rates.

This valuation technique maximizes the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Note 16. Contingent Liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 31 December 2025 and 30 June 2025.

Note 17. Events After the Reporting Period

●	The Company announced the results from its 2025 drilling program which confirmed strong results across the Korbel and RPM deposits at the Estelle Project, defining a higher-grade near-surface core at Korbel (up to 1.2 g/t Au) that supports a potential starter pit within the 8.65 Moz Au JORC resource, while RPM North extended mineralization around its high-grade core and RPM Valley delivered broad intercepts above 1 g/t Au, including a visible gold hit of 0.5 m @ 364 g/t Au; together, the results are expected to enhance the upcoming Mineral Resource Estimate and ongoing Pre-Feasibility Study.

●	In February 2026, Nova announced plans to redomicile to the U.S. after losing its foreign private issuer status, aiming to streamline compliance with U.S. reporting requirements, reduce regulatory conflicts, and enhance access to U.S. capital markets, government funding, and institutional investors, while maintaining dual listings on the ASX and NYSE under a new U.S. parent entity, expected to be named Nova Minerals Corp. Nova expects to complete its redomiciliation by the end of June 2026, subject to shareholder and court approvals and other conditions, while also searching for a U.S.-based CFO with relevant experience.

●	In March 2026, Nova reported initial results from its 2025 surface sampling program, which identified a newly emerging large-scale gold–copper system at the West Wing prospect through rock and soil assays. Surface sampling at the RPM regional and ridgeline areas also returned high-grade RPM-style gold results of up to 24.6 g/t Au, leading to the identification of new drill targets at RPM. Additional assay results from the 2025 program are still pending and will be released once received from the laboratory.

No other matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Nova Minerals Ltd | Interim Report 2026	31

Note 18. Earnings (Loss) Per Share

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Loss after income tax	(11,263,843)	(1,964,737)
Non-controlling interest	52,353	41,972

Loss after income tax	(11,211,490)	(1,922,765)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	401,454,871	256,293,766

Weighted average number of ordinary shares used in calculating diluted earnings per share	401,454,871	256,293,766

	Cents	Cents

Basic earnings per share	(2.79)	(0.75)
Diluted earnings per share	(2.79)	(0.75)

-	As of the 31 December 2025 there were 31,311,646 outstanding unlisted options that would be included in the diluted calculation.
-	As of the 31 December 2024 there were 38,744,282 outstanding unlisted options that would be included in the diluted calculation.

Note 19. Share-Based Payments

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants, and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the period the following share-based payments have been recognised:

Share-based payments

During the period, the following share-based payments have been granted:

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Recognised in profit and loss :
Director options (1)	-	(867,273)
Consultant options (1)	-	(394,216)
Director options tranche 1 (1)	2,724,376	-
Director options tranche 2 (2)	2,447,983	-
Director options tranche 3 (3)	251,996	-
Director options tranche 4 (4)	168,541	-
Consultant options tranche 1 (5)	138,502	-
Consultant options tranche 2 (6)	203,602	-
Consultant options tranche 3 (7)	35,251	-
Consultant options tranche 4 (8)	27,882	-
Total options granted	5,998,133	(1,261,489)

Nova Minerals Ltd | Interim Report 2026	32

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Recognised in equity:
Broker Options on or before 25 July 2028	-	112,792
Broker Options on or before 24 September 2029	-	68,098
Broker Options on or before 17 July 2030 (9)	3,208,687	-

	3,208,687	180,890

	Consolidated
	31 Dec 2025	31 Dec 2024
	$	$

Recognised in trade payable:
Broker Options on or before 1 October 2030 (10)	2,684,037	-

Options Expense

For the options granted during the current financial half-year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

During the period, the directors reassessed the valuation of the options in light of the vesting conditions and determined that a revaluation was necessary.

Recognised in profit and loss:

	1 Director	2 Director	3 Director	4 Director
	Options	Options	Options	Options
	Tranche 1	Tranche 2	Tranche 3	Tranche 4

Recognised in	Equity	Equity	Equity	Equity
Valuation Date	10/11/2025	10/11/2025	10/11/2025	10/11/2025
Vesting Date	31/12/2025	10/11/2025	31/12/2026	30/09/2027
Expiry Date	10/11/2028	10/11/2028	10/11/2028	10/11/2028
Exercise price:	0.45	0.45	0.45	0.45
Current stock price:	1.15	1.15	1.15	1.15
Maximum option life in years:	3	3	3	3
Volatility:	95%	95%	95%	95%
Risk free rate:	4.08%	4.08%	4.08%	4.08%
Early Exercise Factor	3	3	3	3
Vesting Period (Yrs)	0.14	0	1.14	1.64
Trinomial step	200	200	200	200
Option Value	0.7784	0.7532	0.8565	0.8758
Number of Options issued	3,500,000	3,250,000	3,000,000	3,250,000
The total share-based payment expense recognised from the amortisation as of the 31 December 2025 for the issued option	2,724,375	2,447,982	251,996	168,541

Nova Minerals Ltd | Interim Report 2026	33

	5 Consultants	6 Consultants	7 Consultants	8 Consultants
	Options	Options	Options	Options
	Tranche 1	Tranche 2	Tranche 3	Tranche 4

Recognised in	Equity	Equity	Equity	Equity
Valuation Date	30/6/2025	30/6/2025	30/6/2025	30/6/2025
Vesting Date	31/12/2025	31/12/2025	31/12/2026	30/09/2027
Expiry Date	30/06/2028	30/06/2028	30/06/2028	30/06/2028
Exercise price:	0.45	0.45	0.45	0.45
Current stock price:	0.32	0.32	0.32	0.32
Maximum option life in years:	3	3	3	3
Volatility:	83%	83%	83%	83%
Risk free rate:	3.26%	3.26%	3.26%	3.26%
Early Exercise Factor	2.5	2.5	2.5	2.5
Vesting Period (Yrs)	0.5	0.5	1.5	2.30
Trinomial step	200	200	200	200
Option Value	0.1353	0.14911	0.1430	0.1468
Number of Options issued	1,625,000	1,500,000	1,375,000	1,500,000
The total share-based payment expense recognised from the amortisation as of the 31 December 2025 for the issued option	138,502	203,602	35,251	27,882

Recognised in equity:

9 Broker
Options

Valuation Date	11/11/2025
Vesting Date	11/11/2025
Expiry Date	17/07/2030
Exercise price:	0.353
Current stock price:	1.170
Maximum option life in years:	4.7
Volatility:	100%
Risk free rate:	3.86%
Early Exercise Factor	2.50
Trinomial step	200
Option Value	0.82
Number of Warrants issued	3,925,000
Total Value (A$)	3,208,687

Recognised in trade payables:

10 Broker
Options

Valuation Date	1/10/2025
Vesting Date	1/10/2025
Expiry Date	1/10/2030
Exercise price $US:	4.483
Current stock price $US:	4.410
Maximum option life in years:	5.0
Volatility:	100%
Risk free rate:	3.72%
Early Exercise Factor	2.50
Trinomial step	200
Number of Warrants issued	726,141
Option Value $US:	1,796,426
Option Value $AUD:	2,684,037

Nova Minerals Ltd | Interim Report 2026	34

Option Movement 31 December 2025

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 31 December 2025 half year period:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Total

On or before 30 November 2025	1.20	8,250,000	-	-	(8,250,000)	-
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 25 July 2029 (Quoted in the USA) *	0.18	16,889,580	-	(10,246,260)	-	6,643,320
On or before 25 July 2028 (Unquoted in USA) *	0.26	1,425,000	-	(1,404,480)	-	20,520
On or before 24 September 2029 (Unquoted in USA) *	0.18	1,419,000	-	(1,410,480)	-	8,520
On or before 23 November 2028	0.45	-	19,000,000	-	-	19,000,000
On or before 17 July 2030 (Unquoted in USA) *	0.35	-	3,925,000	-	-	3,925,000
Total	-	29,697,866	22,925,000	(13,061,220)	(8,250,000)	31,311,646

* Nasdaq options are quoted on a 60 to 1 basis

The weighted average year remaining contractual life

The weighted average year remaining contractual life for share-based payment options outstanding as of the 31 December 2025 was 3.09 years (31 December 2024 3.58 year)

The Weighted average exercise price

The weighted average exercise price for the share-based payment options outstanding as at 31 December 2025 was $0.41 (31 December 2024: $0.43).

Nova Minerals Ltd | Interim Report 2026	35

Director’s Declaration

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2025 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Richard Beazley
Chairman

12 March 2026

Nova Minerals Ltd | Interim Report 2026	36

Nova Minerals Ltd | Interim Report 2026	37

Independent Auditor’s Report

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Members of Nova Minerals Limited

Conclusion

We have reviewed the accompanying half-year financial report of Nova Minerals Limited and its controlled entities which comprises the consolidated statement of financial position as at 31 December 2025, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of material accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Nova Minerals Limited and its controlled entities is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Nova Minerals Limited and its controlled entities, would be in the same terms if given to the directors as at the time of this auditor’s review report.

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Responsibility of the Directors’ for the Financial Report

The directors of Nova Minerals Limited and its controlled entities are responsible for the preparation of the half- year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility for the Review of the Financial Report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2025 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM

Partner

Date: 12 March 2026

Melbourne, Victoria

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NOVA MINERALS

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road,
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238
www.novaminerals.com.au

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